Exhibit 99.8
Highlights

Developments in the trade dispute with the United States and the resulting climate of uncertainty are slowing economic activity in Québec. After a 1.7% increase in 2024, real GDP by industry posted growth of 1.0% after eight months in 2025. Real GDP growth of 0.9% is forecast for 2025.

For the first two quarters of fiscal 2025-2026, own-source revenue increased by 6.6%, mainly due to the resilience of businesses and individuals in the face of economic uncertainty, while portfolio expenditures grew at a more moderate rate of 2.8%, reflecting initiatives taken to ensure sound management of public finances. As at September 30, 2025, the accounting surplus thus stood at $848 million.

However, the more moderate growth in economic activity expected in the coming months, among other factors, will slow the growth in own-source revenue by the end of the fiscal year. In addition, expenditures are expected to be higher in the second half of the year, which is consistent with observations made in previous years. This will accelerate the growth in expenditures by the end of the fiscal year.

As a result, the accounting deficit1 forecast for 2025-2026 remains unchanged from the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025 at $9.9 billion (1.5% of GDP). The contingency reserve of $2.0 billion is likewise maintained.

Revenues are expected to reach $158.7 billion2 in 2025-2026 while expenditures, including the contingency reserve, are projected at $168.6 billion.2 Furthermore, the debt burden is expected to stand at 39.7%2 of GDP as at March 31, 2026.

As at November 12, 2025, the financing program was completed for 2025-2026, and $448 million in pre-financing had been carried out.2,3

(1) The contingency reserve, as well as deposits of dedicated revenues in the Generations Fund, are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including $2.5 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $12.4 billion (1.9% of GDP).

1. This is the operating surplus (deficit) as presented in the public accounts.
2. These are the same data as those published in the fall 2025 Update on Québec's Economic and Financial Situation.
3. Long-term borrowings contracted between April 1, 2025 and November 12, 2025.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

After a 1.7% increase in 2024, economic growth in Québec is slowing due to the trade dispute and climate of uncertainty. Real GDP growth by industry was 1.0% after eight months in 2025, compared to the corresponding period in 2024. Real GDP growth is projected to reach 0.9% for 2025.

Despite monthly fluctuations, inflation, as measured by growth in the Consumer Price Index (CPI), remains on average within the Bank of Canada's target range of 1% to 3% in 2025, in both Québec and Canada.

▪ After ten months in 2025, the CPI posted average growth of 2.3% in Québec (2.0% in Canada) compared to the corresponding period in 2024 (2.3% in Québec for 2024).

The Bank of Canada reduced its policy rate by 25 basis points in October 2025 to 2.25% against the backdrop of a weak Canadian economy.

In Québec, growth in nominal GDP is slowing. After a gain of 5.9% in 2024, an increase of 5.3% was observed in the first two quarters of 2025 compared to the corresponding period in 2024. Growth of 4.0% is forecast for 2025.

In 2025, the labour market slowed. On average, for the first 11 months of 2025, the unemployment rate in Québec stood at 5.6%, compared to 5.3% in 2024.

▪ Despite this increase, Québec's unemployment rate remains below the Canadian average (6.8% in 2025). The employment rate for people aged 15 to 64 averaged 77.3% in Québec in 2025, making it the highest in the country (74.2% in Canada).

For the first three quarters of 2025 compared to the same period in 2024, wages and salaries grew by 4.4% (3.6% forecast in 2025 compared to 6.0% recorded in 2024).

Household consumption (in nominal terms) posted growth of 6.3% during the first two quarters of 2025 compared to the corresponding period in 2024 (5.3% forecast in 2025 compared to 5.1% recorded in 2024).

On the business side, the net operating surplus of corporations rose by 2.9% during the first two quarters of 2025 compared to the same period in 2024 (2.2% forecast in 2025 compared to 3.1% recorded in 2024).

Change in economic activity in Québec(1)	Consumer price index for Québec
(real and nominal GDP, quarterly percentage change)	(annual percentage change)

(1) Data from the economic accounts published on September 24, 2025 by the Institut de la statistique du Québec.

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Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of results and budgetary outlook for 2025-2026

► Results as at September 30, 2025

For the first six months of 2025-2026, the accounting surplus stood at $848 million. This is a $2.4-billion improvement compared to the same period last year.

This surplus is explained by the following factors:

  revenues of $78.3 billion, up 6.0% compared to the same period last year, this increase being largely attributable to growth in wages and salaries and household consumption. The favourable change in revenues reflects the resilience shown by businesses and individuals since the start of the trade dispute with the United States;

  expenditures of $77.4 billion, up 2.6% compared to the same period last year. This growth is largely attributable to portfolio expenditures (2.8%), particularly in the Santé et Services sociaux, Enseignement supérieur, Famille, as well as Transports et Mobilité durable portfolios.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $420 million in the Generations Fund, stands at $1.3 billion.

Summary of results as at September 30, 2025 and budgetary outlook for 2025-2026 (unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	59 500	63 399	3 899	6.6	127 541	1.6	-	127 541	1.6
Federal transfers	14 366	14 885	519	3.6	31 194	2.3	-	31 194	2.3
Total revenue	73 866	78 284	4 418	6.0	158 735	1.7	-	158 735	1.7
Portfolio expenditures	−70 407	−72 384	−1 977	2.8	−156 435	3.4	-	−156 435	3.4
Debt service	−5 053	−5 052	1	−0.0	−10 198	2.3	-	−10 198	2.3
Total expenditure	−75 460	−77 436	−1 976	2.6	−166 633	3.3	-	−166 633	3.3
Contingency reserve	-	-	-	-	−2 000	-	-	−2 000	-
ACCOUNTING SURPLUS (DEFICIT)(1)	−1 594	848	2 442	-	−9 898	-	-	−9 898	-
Deposits of dedicated revenues in the Generations Fund	−1 208	−1 268	−60	-	−2 461	-	-	−2 461	-
BUDGETARY BALANCE(2)	−2 802	−420	2 382	-	−12 359	-	-	−12 359	-

(1) This is the operating surplus (deficit) as presented in the public accounts.

(2) Budgetary balance within the meaning of the Balanced Budget Act.

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Section 1: Recent Developments and Budgetary Outlook in Brief

► Budgetary outlook for 2025-2026

Given the expected slowdown in economic activity over the coming months, which will slow the growth in own-source revenue between now and the end of the fiscal year, and due to higher portfolio expenditures expected in the second half of the year, the accounting deficit forecast for 2025-2026 remains unchanged from the forecast in the Update on Québec's Economic and Financial Situation - Fall 2025. It remains at $9.9 billion.

  This deficit includes a $2.0-billion contingency reserve.

Revenues thus reached $158.7 billion, while expenditures amounted to $166.6 billion.

  Own-source revenue reached $127.5 billion, up 1.6%. This change is due to the expected slowdown in economic activity in the second half of the year, a development influenced by the trade dispute triggered by the United States, and by the non-recurrence of a significant portion of the $1.7 billion received by the Québec government in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

  Federal transfers reached $31.2 billion, an increase of 2.3%. This change is explained, in particular, by the 5.0% growth in the Canada Health Transfer at the national level.

  Portfolio expenditures reached $156.4 billion, an increase of 3.4%. This change is largely explained by the initiatives announced in March 2025, by investments in housing, by costs tied to the delivery of health care and social services, and by funding for new subsidized childcare spaces as one of the measures in the action plan for completing the educational childcare services network, the Grand chantier pour les familles − Plan d'action pour compléter le réseau des services de garde éducatifs à l'enfance.

  The share of portfolio expenditures is expected to be higher in the second half of the year, which is consistent with observations made in previous years.

  Debt service reached $10.2 billion, an increase of 2.3%. This change is largely explained by the increase in the debt level and changes in interest rates, which are offset by the increase in investment income from the Retirement Plans Sinking Fund (RPSF), which is deducted from debt service.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $2.5 billion in the Generations Fund, stands at $12.4 billion.

► Additional information

The net debt burden is expected to stand at 39.7% of GDP as at March 31, 2026, the same level as that presented in the Update on Québec's Economic and Financial Situation - Fall 2025.

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Own-source revenue

► Results as at September 30, 2025

As at September 30, that is, for the first six months of 2025-2026, own-source revenue stood at $63.4 billion. This represents an increase of $3.9 billion (6.6%) compared with the same period last year.

Tax revenue rose by $3.6 billion (7.6%) to $50.8 billion due, in particular, to increases of:

  $1.8 billion (8.1%) in personal income tax, attributable, in particular, to 4.4% growth in wages and salaries during the first three quarters of 2025 and the increase in instalment payments related to 2025 tax returns;

  $159 million (3.5%) in contributions for health services, attributable, in particular, to wages and salaries, which grew by 4.4% in the first three quarters of 2025;

  $627 million (11.5%) in corporate tax revenue, linked to a 2.9% rise in the net operating surplus of corporations during the first two quarters of 2025 and greater efforts by Revenu Québec to combat tax evasion;

  $26 million (4.4%) in school property tax, due to changes in local needs funding, which takes into account the anticipated growth in the number of students and the increase in the cost of goods and services financed by school property tax;

  $977 million (6.7%) in consumption taxes, attributable mainly to growth of 6.3% in household consumption for the first two quarters of 2025 and growth of 21.3% in residential construction investment during the same period.
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Section 2: Detailed Results and Budgetary Outlook

 Other own-source revenue increased by $319 million (3.1%) to $10.6 billion, due to:

  a $166-million reduction (−5.7%) in duties, permits and royalties, stemming, in particular, from lower revenues from the auction of GHG emission allowances;

  a $485-million (6.6%) increase in miscellaneous revenue, attributable, in particular, to higher revenues from penalties, fines, and recoveries, as well as investment income of the Generations Fund.

Revenue from government enterprises decreased by $8 million (−0.4%) to $1.9 billion, which is comparable to the revenue for the same period last year.

Own-source revenue (unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	22 170	23 969	1 799	8.1	47 838	4.7	-	47 838	4.7
− Contributions for health services	4 492	4 651	159	3.5	9 082	2.6	-	9 082	2.6
− Corporate taxes	5 473	6 100	627	11.5	13 552	1.6	-	13 552	1.6
− School property tax	590	616	26	4.4	1 255	4.9	-	1 255	4.9
Consumption taxes	14 514	15 491	977	6.7	28 821	1.6	-	28 821	1.6
Tax revenue	47 239	50 827	3 588	7.6	100 548	3.2	-	100 548	3.2
Duties, permits and royalties	2 925	2 759	−166	−5.7	6 040	−2.4	-	6 040	−2.4
Miscellaneous revenue	7 379	7 864	485	6.6	15 511	−4.6	-	15 511	−4.6
Other own-source revenue	10 304	10 623	319	3.1	21 551	−4.0	-	21 551	−4.0
Total own-source revenue excluding revenue from government enterprises	57 543	61 450	3 907	6.8	122 099	1.8	-	122 099	1.8
Revenue from government enterprises	1 957	1 949	−8	−0.4	5 442	−4.3	-	5 442	−4.3
TOTAL	59 500	63 399	3 899	6.6	127 541	1.6	-	127 541	1.6

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2025-2026

Own-source revenue is expected to reach $127.5 billion in 2025-2026 (annual growth of 1.6%), which is a similar level to that presented in the Update on Québec's Economic and Financial Situation - Fall 2025.

Tax revenue amounted to $100.5 billion, an increase of 3.2%. This change is explained by the increase of:

  4.7% in personal income tax, due to the expected 3.6% growth in wages and salaries in 2025 and the effect of optimizing the tax credit for career extension, announced in the Update on Québec's Economic and Financial Situation - Fall 2024;

  2.6% in contributions for health services, attributable, in particular, to the projected 3.6% growth in wages and salaries in 2025 and the effect of the implementation of a temporary contribution holiday to the Health Services Fund, effective January 1, 2026, to support the agriculture, forestry, and fishing sectors;

  1.6% in corporate tax revenue, due, among other things, to the expected 2.2% growth in the net operating surplus of corporations in 2025;

  4.9% in school property tax, due to changes in local needs funding, changes that take into account the anticipated growth in the number of students and in the cost of goods and services financed by school property tax;

  1.6% in consumption taxes, due to the expected 5.3% increase in household consumption in 2025, the effect of which is mitigated by the acceleration in the rate of growth in QST input tax refunds, following a sharp decline between January and March 2025.

Other own-source revenue amounted to $21.6 billion, down 4.0%. This decrease is mainly due to the change of:

  −2.4% in duties, permits and royalties, stemming, in particular, from the change in revenue from natural resources and from the auction of GHG emission allowances;

  −4.6% in miscellaneous revenue, due, among other things, to the non-recurrence of a significant portion of the $1.7 billion the Québec government received in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

Revenue from government enterprises amounted to $5.4 billion, down 4.3%.

  This change is largely attributable to the decrease in revenue from Hydro-Québec, mainly due to lower electricity exports as a result of low runoff.

  This decrease is partially offset by an increase in Investissement Québec's results, due, in particular, to higher stock market prices.
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Section 2: Detailed Results and Budgetary Outlook

Composition of own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue excluding revenue from government enterprises also includes other sources of revenue:

  duties, permits and royalties, in particular revenue from the carbon market;

  miscellaneous revenue, such as investment revenue, services rendered, as well as fines, penalties and recoveries.

Composition of revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Federal transfers

► Results as at September 30, 2025

As at September 30, namely for the first six months of 2025-2026, federal transfers totalled $14.9 billion. This represents an increase of $519 million (3.6%) compared to the same period last year. This change is explained, in particular, by the 5.0% growth in the Canada Health Transfer at the national level.

Federal transfers (unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	6 658	6 784	126	1.9	13 567	1.9	-	13 567	1.9
Health transfers	4 203	4 397	194	4.6	8 793	4.3	-	8 793	4.3
Transfers for post-secondary education and other social programs	661	685	24	3.6	1 370	1.5	-	1 370	1.5
Other programs	2 844	3 019	175	6.2	7 464	0.9	-	7 464	0.9
TOTAL	14 366	14 885	519	3.6	31 194	2.3	-	31 194	2.3

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2025-2026

Federal transfers are expected to reach $31.2 billion (annual growth of 2.3%) in 2025-2026, the same level as that presented in the Update on Québec's Economic and Financial Situation - Fall 2025. The growth is explained, in particular, by the 5.0% increase in the Canada Health Transfer at the national level.

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

  the equalization program;
  the Canada Health Transfer (CHT);
  the Canada Social Transfer (CST);
  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

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Section 2: Detailed Results and Budgetary Outlook

Expenditure

Portfolio expenditures and debt service

► Results as at September 30, 2025

As at September 30, for the first six months of 2025-2026, expenditures totalled $77.4 billion. This represents an increase of $2.0 billion (2.6%) compared with the same period last year.

Portfolio expenditures rose by $2.0 billion (2.8%) to $72.4 billion. The growth observed as at September 30 is explained by the expected change in costs related to the delivery of public services, but also by the following factors:

  expenditures of the Santé et Services sociaux portfolio increased by $841 million (2.7%) to $31.9 billion. This increase is attributable, in particular, to changes in compensation and expenditures related to drugs;

  expenditures of the Éducation portfolio increased by $121 million (1.2%) to $10.5 billion. This increase stems, in particular, from changes in the remuneration of staff at school service centres and school boards, resulting from an increase in teaching staff in response to the increase in the number of students, and from salary indexations;

  expenditures of the Enseignement supérieur portfolio increased by $247 million (4.8%) to $5.4 billion. This increase is due, in particular, to changes in the remuneration of the staff of higher education institutions;

  expenditures of the Famille portfolio increased by $550 million (12.7%) to $4.9 billion. This increase is mainly due to lower expenditures in 2024-2025 as a result of advance payments in 2023-2024 to fund subsidized educational childcare services and to the creation of new subsidized daycare spaces;

  expenditures of the Transports et Mobilité durable portfolio increased by $647 million (20.5%) to $3.8 billion. This increase stems, in particular, from higher subsidies granted for public transit infrastructure projects;
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Section 2: Detailed Results and Budgetary Outlook

  expenditures of the Emploi et Solidarité sociale portfolio increased by $39 million (1.4%) to $2.9 billion. This increase is due, in particular, to the higher expenditures of the Québec Social Initiatives Fund;

  expenditures of the Affaires municipales et Habitation portfolio increased by $67 million (3.7%) to $1.9 billion. This change is due, among other things, to higher subsidies for affordable housing;

  expenditures of the Économie, Innovation et Énergie portfolio increased by $3 million (0.2%) to $1.9 billion. This increase stems mainly from the increase in expenditures for the tax credit relating to investment and innovation;

  expenditures of the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio decreased by $261 million (−29.4%) to $627 million. This change is explained, in particular, by the lower subsidies of the Roulez vert program due to lower sales of new electric vehicles and the gradual reduction in the financial assistance provided by the program;

  expenditures of other portfolios decreased by $277 million (−3.1%) to $8.6 billion.

Debt service expenditures remained at the same level of $5.1 billion.

Expenditure (unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2025-2026
					Fall 2025 update		New estimate
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	31 054	31 895	841	2.7	65 799	2.5	-	65 799	2.5
Éducation	10 423	10 544	121	1.2	23 384	0.1	-	23 384	0.1
Enseignement supérieur	5 124	5 371	247	4.8	11 280	−0.9	-	11 280	−0.9
Famille	4 324	4 874	550	12.7	9 746	8.1	-	9 746	8.1
Transports et Mobilité durable	3 162	3 809	647	20.5	7 508	−2.3	-	7 508	−2.3
Emploi et Solidarité sociale	2 865	2 904	39	1.4	5 845	2.4	-	5 845	2.4
Affaires municipales et Habitation	1 825	1 892	67	3.7	5 730	16.6	-	5 730	16.6
Économie, Innovation et Énergie	1 911	1 914	3	0.2	4 451	−5.5	-	4 451	−5.5
Environnement, Lutte contre les changements climatiques, Faune et Parcs	888	627	−261	−29.4	2 005	−8.1	-	2 005	−8.1
Other portfolios	8 831	8 554	−277	−3.1	20 687	13.9	-	20 687	13.9
Portfolio expenditures	70 407	72 384	1 977	2.8	156 435	3.4	-	156 435	3.4
Debt service	5 053	5 052	−1	−0.0	10 198	2.3	-	10 198	2.3
TOTAL	75 460	77 436	1 976	2.6	166 633	3.3	-	166 633	3.3

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Section 2: Detailed Results and Budgetary Outlook

Budgetary outlook for 2025-2026

Expenditures are expected to reach $166.6 billion in 2025-2026 (annual growth of 3.3%), the same level as that presented in the fall 2025 update.

  Portfolio expenditures amounted to $156.4 billion, an increase of 3.4%.
  Expenditures of the Santé et Services sociaux portfolio increase by 2.5% to $65.8 billion. This change is mainly attributable to demographics, the delivery of care and services, remuneration, and technological developments.

  Expenditures of the Éducation portfolio changed by 0.1% to reach $23.4 billion. This low growth is due primarily to the end of one-time investments in 2024-2025 to support the Offensive formation en construction and to support students experiencing difficulties going back into the classroom.

  Expenditures of the Enseignement supérieur portfolio decreased by 0.9% to $11.3 billion. This decrease is mainly attributable to the effect of subsidies granted in 2024-2025 for infrastructure work already carried out by universities and the gradual phasing out of the Perspective Québec scholarship program as of 2025-2026.

  Expenditures of the Famille portfolio increased by 8.1% to $9.7 billion. This increase is mainly due to the effect of an advance payment in 2023-2024 for 2024-2025 expenditures for the purpose of funding subsidized educational childcare services, and to the funding of new subsidized childcare spaces as part of the measures in the action plan for completing the educational childcare services network, the Grand chantier pour les familles − Plan d'action pour compléter le réseau des services de garde éducatifs à l'enfance.

  Expenditures of the Transports et Mobilité durable portfolio decreased by 2.3% to $7.5 billion. This decrease stems mainly from the one-time support to municipalities in 2024-2025 for maintaining and improving the local road network.

  Expenditures of the Emploi et Solidarité sociale portfolio increased by 2.4% to $5.8 billion. This increase is mainly due to the return to normal activity levels of employment assistance measures.

  Expenditures of the Affaires municipales et Habitation portfolio increased by 16.6% to $5.7 billion. This change is due, among other things, to significant investment in housing through the Québec affordable housing program and the low-rental housing renovation program, and to partnerships with tax-advantaged funds to increase the supply of social and affordable housing.
  Expenditures of the Économie, Innovation et Énergie portfolio decreased by 5.5% to $4.5 billion. This decrease stems mainly from the higher value in 2024-2025 of loan loss provisions and permanent declines in value on investments made by the Economic Development Fund.

  Expenditures of the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio declined by 8.1% to $2.0 billion. This change is largely explained by the decrease in expenditures under the 2030 Plan for a Green Economy in 2025-2026 as a result of the temporary decline in anticipated revenue from the carbon market.

  Expenditures of other portfolios increased by 13.9% to $20.7 billion.

  Debt service stands at $10.2 billion, up 2.3%. This change is due, in particular, to the increase in the debt level and the anticipated change in interest rates
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Section 2: Detailed Results and Budgetary Outlook

Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2025‑2026, there are 25 ministerial portfolios. For the first six months, the three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for 66% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

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Section 3: Additional Information

Debt

As at March 31, 2026, net debt is expected to stand at $254.5 billion, or 39.7% of GDP. This is the same level as that presented in the Update on Québec's Economic and Financial Situation - Fall 2025.

Net debt as at March 31, 2026 (millions of dollars, unless otherwise indicated)
	Fall 2025 update	Adjustments	New estimate
NET DEBT, BEGINNING OF YEAR	236 163	-	236 163
% OF GDP	38.3	-	38.3
Budgetary deficit (surplus)	9 898	-	9 898
Capital investments	8 799	-	8 799
Accounting adjustment	−349	-	−349
Total change	18 348	-	18 348
NET DEBT, END OF YEAR	254 511	-	254 511
% OF GDP	39.7	-	39.7

As at March 31, 2025, Québec's net debt burden stood at 38.3% of GDP, compared with the provincial average of 28.9%.4

(1) GDP weighted average.

(2) GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.

Sources: Governments’ public accounts and Statistics Canada.

_____________________________________

4. Provincial average as at March 31, 2024 was 28.6%.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 15 | 23

Section 3: Additional Information

Net financial surpluses or requirements

For the period April to September 2025, net financial requirements amount to $11.9 billion and are attributable to:

  the $848-million accounting surplus resulting from the difference between government revenue and expenditure;

  the $336-million financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises;5 the $2.7-billion financial requirements related to government capital assets, mainly due to investments of $5.6 billion, notably for the refurbishment and construction of schools and healthcare facilities. These investments are partially offset by amortization expenses of $2.9 billion;5 the $2.0-billion financial requirements related to the liability for retirement plans and other future benefits, resulting from the payment of government employee benefits of $3.7 billion, offset by the net cost of the plans of $2.1 billion;5 the $6.5-billion financial requirements from other accounts,6 that stem in particular from disbursements relating to expenses recorded at the end of 2024-2025 the $1.3-billion financial requirements generated by deposits in the Generations Fund.
Net financial surpluses or requirements (unaudited data, millions of dollars)
April to September
	2024-2025	2025-2026
ACCOUNTING SURPLUS (DEFICIT)	−1 594	848
Non-budgetary transactions
Investments, loans and advances	−1 658	−336
Capital investments	−3 684	−2 693
Retirement plans and other employee future benefits	−1 449	−1 965
Other accounts(1)	−2 730	−6 480
Deposits in the Generations Fund	−1 208	−1 268
Total non-budgetary transactions	−10 729	−12 742
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−12 323	−11 894

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

_____________________________________

5. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

6. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 16 | 23

Section 3: Additional Information

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 17 | 23

Section 3: Additional Information

Financing program and borrowings

The financing program consists of long-term borrowings contracted during the fiscal year. Among other things, the program is used to repay maturing borrowings and meet net financial requirements. The latter mainly comprise the budgetary deficit as well as the government's capital investments.

As presented in the Update on Québec's Economic and Financial Situation - Fall 2025, the 2025-2026 financing program stands at $24.3 billion. As at November 12, 2025, the latter was completed for 2025-2026, and $448 million in pre-financing had been carried out.7

  Conventional bonds in Canadian dollars were the main debt instrument used.

  Borrowings on foreign markets accounted for 37% of borrowings issued in 2025-2026.
Summary of long-term borrowings contracted in 2025-2026(1)
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	13 660	56.2
Floating-rate notes	1 500	6.2
Savings products issued by Épargne Placements Québec	157	0.6
Immigrant investors(2)	3	-
Subtotal	15 320	63.1
OTHER CURRENCIES
Euro	4 669	19.2
U.S. dollar	2 733	11.3
Australian dollar	798	3.3
Swiss franc	765	3.2
Subtotal	8 965	36.9
TOTAL	24 285	100.0

Note: Long-term borrowings issued between April 1, 2025 and November 12, 2025.
Totals may not add due to rounding.

(1) An updated list of new borrowings for the 2025-2026 fiscal year is available.

(2) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2025-2026
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	8 352
Other	284
Subtotal	8 636
OTHER CURRENCIES
U.S dollar	4 396
Euro	2 498
Others	-
Subtotal	6 894
TOTAL	15 530

Note: Long-term borrowing repayments from April 1, 2025 to September 30, 2025
______________________________________
7. Long-term borrowings contracted between April 1, 2025 and November 12, 2025.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 18 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026

Results and budgetary outlook for 2025-2026 - Budgetary balance (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	63 399	6.6	125 732	1.0	1 809	127 541	1.6	-	127 541	1.6	1 809
Federal transfers	14 885	3.6	30 610	−0.1	584	31 194	2.3	-	31 194	2.3	584
Subtotal - Revenue	78 284	6.0	156 342	0.7	2 393	158 735	1.7	-	158 735	1.7	2 393
Expenditure
Portfolio expenditures	−72 384	2.8	−156 102	1.8	−333	−156 435	3.4	-	−156 435	3.4	−333
Debt service	−5 052	−0.0	−9 670	−1.9	−528	−10 198	2.3	-	−10 198	2.3	−528
Subtotal - Expenditure	−77 436	2.6	−165 772	1.5	−861	−166 633	3.3	-	−166 633	3.3	−861
Contingency reserve	-	-	−2 000	-	-	−2 000	-	-	−2 000	-	-
ACCOUNTING SURPLUS (DEFICIT)(1)	848	-	−11 430	-	1 532	−9 898	-	-	−9 898	-	1 532
Deposits of dedicated revenues in the Generations Fund	−1 268	-	−2 177	-	−284	−2 461	-	-	−2 461	-	−284
BUDGETARY BALANCE(2)	−420	-	−13 607	-	1 248	−12 359	-	-	−12 359	-	1 248

(1) This is the operating surplus (deficit) as presented in the public accounts.

(2) Budgetary balance within the meaning of the Balanced Budget Act.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 19 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 - Revenue (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
− Personal income tax	23 969	8.1	46 944	3.3	894	47 838	4.7	-	47 838	4.7	894
− Contributions for health services	4 651	3.5	9 242	3.2	−160	9 082	2.6	-	9 082	2.6	−160
− Corporate taxes	6 100	11.5	12 491	−3.8	1 061	13 552	1.6	-	13 552	1.6	1 061
− School property tax	616	4.4	1 346	14.1	−91	1 255	4.9	-	1 255	4.9	−91
Consumption taxes	15 491	6.7	28 922	3.4	−101	28 821	1.6	-	28 821	1.6	−101
Subtotal - Tax revenue	50 827	7.6	98 945	2.5	1 603	100 548	3.2	-	100 548	3.2	1 603
Duties, permits and royalties	2 759	−5.7	6 220	5.1	−180	6 040	−2.4	-	6 040	−2.4	−180
Miscellaneous revenue	7 864	6.6	15 299	−8.2	212	15 511	−4.6	-	15 511	−4.6	212
Subtotal - Other own-source revenue	10 623	3.1	21 519	−4.7	32	21 551	−4.0	-	21 551	−4.0	32
Total own-source revenue excluding revenue from government enterprises	61 450	6.8	120 464	1.1	1 635	122 099	1.8	-	122 099	1.8	1 635
Revenue from government enterprises	1 949	−0.4	5 268	−2.6	174	5 442	−4.3	-	5 442	−4.3	174
Total own-source revenue	63 399	6.6	125 732	1.0	1 809	127 541	1.6	-	127 541	1.6	1 809
Federal transfers
Equalization	6 784	1.9	13 567	1.9	-	13 567	1.9	-	13 567	1.9	-
Health transfers	4 397	4.6	8 942	6.1	−149	8 793	4.3	-	8 793	4.3	−149
Transfers for post-secondary education and other social programs	685	3.6	1 330	−1.5	40	1 370	1.5	-	1 370	1.5	40
Other programs	3 019	6.2	6 771	−10.3	693	7 464	0.9	-	7 464	0.9	693
Subtotal - Federal transfers	14 885	3.6	30 610	−0.1	584	31 194	2.3	-	31 194	2.3	584
TOTAL REVENUE	78 284	6.0	156 342	0.7	2 393	158 735	1.7	-	158 735	1.7	2 393

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 20 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 - Expenditure (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2025-2026
			March 2025 budget		Fall 2025 update			New estimate			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	31 895	2.7	65 527	3.0	272	65 799	2.5	-	65 799	2.5	272
Éducation	10 544	1.2	23 517	2.2	−133	23 384	0.1	-	23 384	0.1	−133
Enseignement supérieur	5 371	4.8	11 311	2.1	−31	11 280	−0.9	-	11 280	−0.9	−31
Famille	4 874	12.7	9 308	7.2	438	9 746	8.1	-	9 746	8.1	438
Transports et Mobilité durable	3 809	20.5	7 308	−3.5	200	7 508	−2.3	-	7 508	−2.3	200
Emploi et Solidarité sociale	2 904	1.4	5 804	0.1	41	5 845	2.4	-	5 845	2.4	41
Affaires municipales et Habitation	1 892	3.7	5 623	9.3	107	5 730	16.6	-	5 730	16.6	107
Économie, Innovation et Énergie	1 914	0.2	4 521	−6.9	−70	4 451	−5.5	-	4 451	−5.5	−70
Environnement, Lutte contre les changements climatiques, Faune et Parcs	627	−29.4	2 436	0.0	−431	2 005	−8.1	-	2 005	−8.1	−431
Other portfolios	8 554	−3.1	20 747	−2.2	−60	20 687	13.9	-	20 687	13.9	−60
Subtotal - Portfolio expenditures	72 384	2.8	156 102	1.8	333	156 435	3.4	-	156 435	3.4	333
Debt service	5 052	−0.0	9 670	−1.9	528	10 198	2.3	-	10 198	2.3	528
TOTAL EXPENDITURE	77 436	2.6	165 772	1.5	861	166 633	3.3	-	166 633	3.3	861

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 21 | 23

Appendix

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec
(year-over-year percentage change, unless otherwise indicated)
	Aug. 2025	Sept. 2025	Oct. 2025	Nov. 2025	Quarters of 2025				2025
					Q1	Q2	Q3	Q4	Fcst.	Obs.(2)
Real GDP by industry	0.1	-	-	-	0.3	-0.6	-	-	0.9	1.0
Job creation (thousands)	7.5	−4.7	11.5	-1.9	27.2	10.4	−1.6	-	67.4	82.1
Unemployment rate (per cent)	6.0	5.7	5.3	5.1	5.5	6.0	5.7	-	5.7	5.6
Retail sales (nominal terms)	2.0	−0.4	-	-	−0.8	1.0	1.6	-	2.7	4.2
Consumer price index(3)	2.7	3.3	3.2	-	1.9	2.0	2.8	-	2.2	2.3
Housing starts (thousands)	55.8	59.6	64.4	-	56.8	60.2	58.8	-	58.0	59.2
Real GDP	-	-	-	-	0.4	-0.6	-	-	0.9	1.2
GDP (nominal terms)	-	-	-	-	1.0	-0.1	-	-	4.0	5.3
Household consumption (nominal terms)	-	-	-	-	0.5	1.5	-	-	5.3	6.3
Wages and salaries (nominal terms)	−0.3	1.0	-	-	0.9	−0.8	1.5	-	3.6	4.4
Net operating surplus of corporations (nominal terms)	-	-	-	-	1.6	-0.7	-	-	2.2	2.9

(1) These forecasts correspond to those published in the fall 2025 update.

(2) Cumulative of available periods compared to the same period of the previous year.

(3) Change compared to the previous year.

Sources: Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 22 | 23

Notes

► Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

► Publication date of next quarterly report

The Report on Québec's Financial Situation − Third Quarter of 2025-2026 will be published in March 2026.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at www.finances.gouv.qc.ca.

Report on Québec’s Financial Situation – Second Quarter of 2025‑2026	Page 23 | 23